June 16, 2005

Mr. Craig D. Wilson
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002	Fax: 202-772-9210

Dear Mr. Wilson:

On behalf of Ciprico Inc., this letter responds to the comments received from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission in a letter dated June 2, 2005.  We are certainly interested in assuring we are compliant with SEC regulations and in providing the public the appropriate information.  In response to your letter we provide the following explanations and commentary as to why we feel no revision to our filings is necessary at this time.  We believe our disclosure is compliant with requirements, and is also within the spirit of the regulations.  We have used a numbering convention to our comments that reflect the same numbering used in your June 2, 2005 letter.

1.               As part of the sale, we ensure our products meet customer requirements (included in the sale of the product as warranty).  In addition, the customer has the option to separately purchase a service contract at the time of product sale or a later date.  Total service contract revenue (recognized on a straight –line basis over its respective term as disclosed in Item 7, page 19 of Form 10-K) for Fiscal 2004 was $629,305 or 3.5% of sales.  Thus we feel that separate disclosure of the service contract is not warranted nor required under Rule 5-03(b) of Regulation S-X.  Future filings will provide additional disclosure to clarify the delineation between warranty and service.

2.               We have reviewed the requirements of SOP 97-2 and in particular footnote 2 as it relates to software sold in tandem with hardware sales. Based on our assessment, we believe that the software is incidental to the products taken as a whole.  Specifically to the considerations of footnote 2 of SOP 97-2:

•                  the products sold focus on storage capacity and data retrievability

•                  the software is not sold separately

•                  our post sale customer support is for the unit as a whole

Also, as discussed in SOP 97-2, our research and development costs, as disclosed, including those related to software, are expensed as incurred, as there have been no significant costs incurred subsequent to the establishment of technological feasibility.

3.               We ship product and the customer is able to receive such product and put it into service without Ciprico assistance.  The costs related to any warranty claims on the product are described and disclosed in Item 7, page 19 of Form 10-K.

In addition, the customer has the option to enter into a separate service contract (which includes spare parts program and maintenance agreements). This arrangement and the revenue recognition related to it is described and disclosed in Item 7, page 19 of Form 10-K.

4.               As noted in point 3 immediately above the spare parts program (including “hot spares” where parts are provided to the customer within 24 hours) is a feature of the service contract and the revenue recognition policy for these programs is noted in Item 7, page 19 of Form 10-K.

5.               Prior to the time the Form 8-K/A was filed on March 31, 2005 we considered the calculations called for in Rule 3-05 (b) and 1-02 (w) of Regulation S-X.  The calculations showed that the Huge Systems assets ($1,259,000) as of January 31, 2005 (date of acquisition) would represent approximately 5% of Ciprico’s total assets ($25,162,000).  In addition, Huge Systems, Inc. pretax loss of $250,000 (2003) represents 3% of Ciprico’s loss ($7,378,000) and the investment in sub (total purchase price $1.6 million fixed and an estimate of $1.2 million in contingent consideration) represented 11% of Ciprico’s total assets.  Based on these calculations, as set forth in Regulation S-X Rule 3-05(b), no financial statements were required to be filed because none of the conditions set forth in Regulation S-X Rule 1-02(w) exceeded 20%.

Further, it should be noted that the actual results for the first four months ($671,000 of gross profit for Huge Systems related products) indicate the contingent consideration will most likely be substantially less than the $1.2 million used in our earlier calculations noted above.

We acknowledge that: Ciprico Inc. is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Ciprico Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available and willing to discuss any of these items with members of your staff.  My direct line is 763-551-4016.

Regards,

/s/ Monte S. Johnson
Monte S. Johnson
Vice President – Finance & Chief Financial Officer

Cc:	Mr. James W. Hansen, Chief Executive Officer